Exhibit 99.1

Ballard Power Systems Inc.

News Release

Ballard Announces First Quarter Results
Solid progress made against 2006 objectives

For Immediate Release – April 26, 2006

Vancouver, Canada – Ballard Power Systems (TSX: BLD, NASDAQ: BLDP), a world leader in the development, manufacture and sale of proton exchange membrane fuel cells, today announced its operating and financial results for the quarter ended March 31, 2006.  All amounts are in U.S. dollars, unless otherwise noted.

“Our first quarter results demonstrate solid progress towards our 2006 goals,” said John Sheridan, Ballard’s President and Chief Executive Officer. “Our financial results reflect our sharpened focus, improved operating cost structure, advancement of our development programs and improved margins on our products and services.”

Highlights include:

•	Shipments or booked new orders of 162 fuel cells for Japanese residential cogeneration and materials handling applications

•	Signed $8.3 million service contract extension for European fuel cell bus program

•	Revenues of $12.5 million, an increase of 14% from $11.0 million in 2005

•	Operating cash consumption[1] of $12.1 million, a reduction of 50% from $24.4 million in 2005

•	Net loss of $17.2 million, a reduction of 47% from $32.4 million in 2005

Operating Results

In the first quarter of 2006, Ballard continued to make progress in its efforts to develop commercial opportunities in the Japanese residential cogeneration, materials handling and automotive markets.

Japanese Residential Cogeneration

Ballard shipped or booked new orders for 116 Mark 1030 fuel cells against its full-year target of 280.  Of this total, 20 units were shipped, and new orders for 96 units were received.  In addition, Ballard made steady progress with its next generation Mark 1030 fuel cell, which is being designed to meet a 40,000 hour lifetime requirement and significantly reduced cost.  Testing results to date are encouraging and are providing Ballard with confidence it is on track to meet these goals.

Materials Handling

Ballard shipped or booked new orders for 46 Mark 9 SSL™ fuel cells against its full-year target of 300.  Of this total, 38 units were shipped, and new orders for 8 units were received.  Ballard’s customers are currently engaged in fuel cell-powered forklift field trials with end users such as Wal-Mart and Bridgestone.  Subject to continuing success in these initial trials, Ballard anticipates higher shipments and follow on orders for Mark 9 SSL™ units in the second half of 2006.

Automotive

Ballard advanced its next generation automotive fuel cell and electric drive programs, as evidenced by the $3.2 million of automotive engineering development revenue booked in the quarter.  Also in the quarter, the company secured an $8.3 million field service contract related to the one-year extension of the European fuel cell bus program.  Finally, Ballard completed design work to meet its 2006 Technology Roadmap objectives, and commenced design verification.

Financial Results

Ballard’s revenues for the three months ended March 31, 2006, increased 14% to $12.5 million compared to $11.0 million for the same period in 2005.  During the first quarter of 2006, engineering development revenue increased $4.3 million and product and service revenues decreased $2.7 million, or 25% compared to the same quarter last year.  The increase in engineering development revenue resulted from work performed and achievement of the milestones under the next generation automotive fuel cell and electric drive programs and the 1kW residential cogeneration fuel cell development program.  The decrease in product revenues primarily relates to the sale of Ballard’s automotive systems business, Ballard Power Systems AG (“BPSAG”), in August 2005, which resulted in no automotive system product revenues being recorded in the first quarter of 2006, compared to $4.5 million in the first quarter of 2005.  Ballard also had lower shipments of its previous generation automotive fuel cells in 2006, reflecting the timing of its customers’ vehicle deployments.  The decrease in product revenues was partially offset by a $2.3 million increase in service revenues, mainly driven by Ballard’s contract to provide field service for fuel cell powered buses in Europe which was signed in the first quarter of 2006.

Ballard’s net loss for the three months ended March 31, 2006, decreased 47% to $17.2 million, or ($0.15) per share, compared with a net loss of $32.4 million, or ($0.26) per share, for the corresponding period in 2005.  The company’s lower net loss quarter over quarter resulted from a $4.3 million increase in engineering development revenues, a $4.6 million improvement in product and service margins along with a $7.6 million decline in operating expenses and depreciation and amortization.  Ballard’s improved margins reflect increased service revenues and reductions in warranty reserves due to contractual expiries and the improved lifetime of its fuel cell bus engines.  The decrease in operating expenses for the first quarter of 2006 compared to 2005 was primarily due to the sale of BPSAG, which accounted for $7.0 million of the reduction.

Operating cash consumption for the three months ended March 31, 2006 decreased 50% to $12.1 million, compared to $24.4 million for the three months ended March 31, 2005.  The decrease in operating cash consumption was driven by lower losses and slightly higher capital expenditures and working capital requirements.

For a more detailed discussion of Ballard’s 2006 first quarter financial results, please see the company’s financial statements and Management’s Discussion & Analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

First Quarter Conference Call

A conference call for investors and analysts will be held at 7:00 a.m. PST (10:00 a.m. EST) on Wednesday, April 26, 2006 to discuss the results for the first quarter.  Access to the call may be obtained by calling the operator at 416-644-3415 before the scheduled start time.  A playback version of the call will be available for 24 hours after the call at 416-640-1917.  The confirmation number to access the playback is 21173932#.  The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

Selected Consolidated Financial Information

Unaudited (Expressed in thousands of U.S. dollars except for per share amount and number of shares)

	Three months ended March 31

	2006	2005

Revenues:
Product and service revenue	$8,281	$10,988
Engineering development revenue	4,255	—

Total revenues	12,536	10,988
Cost of revenues and expenses:
Cost of product and service revenues	4,346	11,609
Research and product development	14,936	20,073
General and administrative	3,574	4,390
Marketing	1,933	2,072
Depreciation and amortization	5,385	6,914

Total cost of revenues and expenses	30,174	45,058

Loss before undernoted	(17,638)	(34,070)
Investment and other income	1,993	2,323
Loss on disposal and write-down of long-lived assets	(65)	(4)
Equity in loss of associated companies	(1,340)	(604)

Loss before income taxes	(17,050)	(32,355)
Income taxes	134	91

Net loss for period	(17,184)	(32,446)

Basic loss per share	$(0.15)	$(0.26)

Weighted average number of common shares outstanding	112,860,802	122,731,699

Cash used by operations	$10,778	$23,938
Capital expenditures	1,334	471

Operating cash consumption[2]	$12,112	$24,409

	March 31, 2006	December 31, 2005

Total cash, cash equivalents and short term investments	$221,209	$233,033

About Ballard

Ballard Power Systems is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

1.

Operating cash consumption is a non-GAAP measure used to assist in assessing our financial performance.  A description of the non-GAAP measure and reconciliation to financial statement line items follows on Page 3.

2.

Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900.

Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.